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                                                                    EXHIBIT 8.02

                        [Perkins Coie, LLP Letterhead]


                               September 17, 1999


The shareholders of Egghead.com, Inc.



     Re:  Tax Opinion Regarding Merger of EO Corporation with Egghead.com, Inc.


Ladies and Gentlemen:

     We have been asked, as counsel to Egghead.com, Inc., a Washington corporation ("Egghead"), to render this opinion regarding the material U.S. federal income tax consequences to the holders of the shares of Egghead stock of the merger (the "Merger") of EO Corporation, a Washington corporation and a direct, wholly-owned subsidiary of Onsale, Inc. ("Merger Sub"), with and into Egghead pursuant to that certain Agreement and Plan of Merger, dated as of July 13, 1999 (the "Merger Agreement"), by and among Egghead, Merger Sub, and Onsale, Inc., a Delaware corporation ("Onsale"). Capitalized terms not otherwise defined herein shall have the same meanings given to them in the Merger Agreement or if not defined therein, as defined in the Registration Statement on Form S-4 relating to the Merger, and the prospectuses/proxy statement contained therein, as filed with the Securities and Exchange Commission on September 17, 1999
(the "Proxy Statement"). This opinion letter is rendered pursuant to Section 6.1(f) of the Merger Agreement.

     In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the relevant documents related to the Merger, including the Merger Agreement and the Proxy Statement. Furthermore, we have examined that certain Onsale Tax Matters Certificate, dated September 15, 1999 (the "Onsale Tax Certificate") and that certain Egghead Tax Matters Certificate, dated September 16, 1999 (the "Egghead Tax Certificate").

     Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above, including without limitation, the Merger Agreement, the Proxy Statement, and the Onsale Tax Certificate and the Egghead Tax Certificate. In addition to these conditions, we have made the following assumptions: (i) the Merger will be consummated in accordance with the Merger Agreement; (ii) immediately after the Merger, Egghead will hold substantially all of Egghead's and substantially all of Merger
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September 17, 1999
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Sub's assets acquired by Egghead in the Merger, (iii) at least 80% of the consideration received by Egghead shareholders in the Merger in exchange for their Egghead stock will be Onsale common stock, (iv) none of the Onsale common stock received in the Merger is in any way subject to any restrictions based on employment that were not imposed on the Egghead stock surrendered therefor or otherwise received as compensation for services, (v) there is no plan or intention by Onsale or the Egghead shareholders as of the effective date of the Merger (the "Effective Date") that would result in the redemption or repurchase by Onsale of any of the Onsale common stock issued to Egghead shareholders in the Merger, (vi) Onsale will not pay any expenses of the shareholders of Egghead, and (vii) after the Effective Date, Onsale intends to continue the historic business of Egghead or use a significant portion of its historic business assets in a business and does not intend to liquidate or merge Egghead into another corporation.

     In rendering our opinion, we have assumed the accuracy of all information and representations and the performance of all undertakings contained in the reviewed documents as set forth above, the conformity of all copies to the original documents, and the genuineness of all signatures. We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts relevant to this opinion. If any of these facts or assumptions are not correct, please advise us at once as our advice may be affected by a change in such facts or assumptions.

     Based on the facts and assumptions set forth above, the accuracy of the Onsale Tax Certificate and the Egghead Tax Certificate, and upon our examination of the documents set forth above and the relevant legal authorities, it is our opinion that the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), and that the material federal income tax consequences for an Egghead shareholder as a result of the Merger (other than as affected by the particular tax circumstances of an Egghead shareholder) will be as follows:

     1) Except as discussed below with respect to the receipt of cash for fractional shares or the receipt of cash by dissenting shareholders, current shareholders of Egghead will not recognize gain or loss for United States federal income tax purposes on the exchange of Egghead common stock for Onsale common stock in the Merger.

     2) The aggregate tax basis of the Onsale common stock received as a result of the Merger will be the same as the aggregate tax basis in the Egghead common stock surrendered in the exchange, reduced by the tax basis of any shares of Egghead common stock for which cash is received instead of fractional shares of Onsale common stock.
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September 17, 1999
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     3)  The holding period of the Onsale common stock received as a result of the exchange will include the period during which the Egghead common stock exchanged in the Merger was held.

     4) Egghead shareholders who exercise their rights to dissent from the Merger will recognize gain or loss for United States federal income tax purposes with respect to the cash they receive for their shares. Any gain or loss recognized will be a long-term capital gain or loss if the shares of Egghead common stock have been held for more than one year at the time the Merger is completed and if after taking into account stock owned by related parties the cash is not treated as the equivalent of a dividend.

     5) Egghead shareholders will recognize gain or loss for United States federal income tax purposes with respect to the cash they receive instead of a fractional share interest in Onsale common stock. The gain or loss will be measured by the difference between the amount of cash they receive and the portion of the tax basis of their shares of Egghead common stock allocable to the shares of Egghead common stock exchanged for the fractional share interest. This gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares of Egghead common stock have been held for more than one year at the time the Merger is completed.

     Our opinion is limited to the specific matters addressed above. We give no opinion with respect to other tax matters, whether federal, state or local, that may relate to the Merger. Our opinion may not address issues that are material to an individual shareholder based on his or her particular tax situation. No ruling will be requested from the Internal Revenue Service ("IRS") regarding the Merger. Our opinion is not binding on the IRS and does not constitute a guarantee that the IRS will not challenge the tax treatment of the Merger.

     If for any reason the IRS were to successfully challenge the reorganization status of the Merger, the Egghead shareholders would be treated as having sold their Egghead stock in a taxable sale. In such event, each holder of Egghead stock would recognize gain or loss with respect to each share of Egghead stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, at the Effective Date, of the Onsale common stock received in exchange therefor (plus any cash received for fractional shares). In such event, a shareholder's aggregate basis in the Onsale common stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the Effective Date.

     In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder and the pertinent judicial authorities
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September 17, 1999
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and interpretative rulings of the IRS. We caution that our opinion is based on the federal income tax laws as they exist on the date hereof. It is possible that subsequent changes in the tax law could be enacted and applied retroactively to the Merger and that such changes could result in a materially different result than the result described in the opinions above.

     This opinion is furnished in connection with the Merger. This opinion may not be relied upon by any person other than those persons holding Egghead stock immediately prior to the Merger.


                                       Very truly yours,


                                       /s/ Perkins Coie LLP

                                       PERKINS COIE LLP